

AB 3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 6 2003 WASH. SECTION PROCESSING

SEC FILE NUMBER
8-52879

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/02___ AND ENDING___12/31/02___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shoreline Pacific, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___3 Harbor Drive, Suite 211___
                (No. and Street)

___Sausalito___   ___CA___   ___94965___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Mr. Harlan Kleiman___   ___415-332-7800___
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Rowbotham & Company LLC___
              (Name – if individual, state last, first, middle name)

___400 Montgomery Street, Suite 600,   San Francisco, CA___   ___94104___
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1? 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

MAR 07 2003

SHORELINE PACIFIC, LLC

FINANCIAL STATEMENTS

For the Periods Ended December 31, 2002 and 2001
With
Report of Independent Auditors



Rowbotham
& COMPANY LLP

TABLE OF CONTENTS



Rowbotham
& COMPANY LLP



ACCOUNTANTS &
CONSULTANTS

SAN FRANCISCO
PALO ALTO

Report of Independent Auditors

To the Member:

We have audited the accompanying statements of financial condition of Shoreline Pacific, LLC as of December 31, 2002 and 2001, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shoreline Pacific, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rowbotham & Company LLP

San Francisco, California
February 14, 2003

400 MONTGOMERY STREET, SUITE 600, SAN FRANCISCO, CA 94104 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2465 EAST BAYSHORE ROAD, SUITE 302, PALO ALTO, CA 94303 TEL (650) 798 - 2402 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM   E-MAIL - CONSULT@ROWBOTHAM.COM
Member; AICPA, SEC Practice Section and IA International: a worldwide network of accounting and consulting firms

SHORELINE PACIFIC, LLC

Oath of Corporate Officer
December 31, 2002

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer.

Harlan P. Kleinman
Shoreline Pacific, LLC

SHORELINE PACIFIC, LLC

Statements of Financial Condition
As of December 31, 2002 and 2001

Assets

	2002	2001
Cash	$29,505	$23,249
Other assets	293	1,181
Total assets	$29,798	$24,430

Liabilities and Member's Equity

	2002	2001
Accounts payable	$ 2,305	$ ---
Income taxes payable	6,800	---
Total liabilities	9,105	---
Member's equity	20,693	24,430
Total member's equity	20,693	24,430
Total liabilities and member's equity	$29,798	$24,430

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Operations
For the Years Ended December 31, 2002 and 2001

	2002	2001
Fees	$1,224,407	$650,000
Expenses:		
Overhead payments	1,117,448	600,000
General and administrative	100,596	46,170
Income taxes	10,100	---
Total expenses	1,228,144	646,170
Net income (loss)	$ (3,737)	$ 3,830

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2002 and 2001

	Member's Equity
Balance at January 1, 2001	$ 7,600
Capital contributions	13,000
Net income	3,830
Balance at December 31, 2001	24,430
Net loss	(3,737)
Balance at December 31, 2002	$20,693

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ (3,737)	$ 3,830
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Other assets	888	(1,181)
Accounts payable	2,305	---
Income taxes payable	6,800	---
Net cash provided by operating activities	6,256	2,649
Cash flows from financing activities:		
Capital contribution	---	13,000
Net cash provided by financing activities	---	13,000
Increase in cash	6,256	15,649
Cash:		
At the beginning of the year	23,249	7,600
At the end of the year	$29,505	$23,249

The accompanying notes are an integral part of these financial statements.

SHORELINE PACIFIC, LLC

Notes to the Financial Statements
For the Periods Ended December 31, 2002 and 2001

1. **Summary of Significant Accounting Policies**

   General - Shoreline Pacific, LLC is a limited liability company established in August 2000. The last date on which Shoreline Pacific, LLC is to dissolve is December 31, 2045. On April 3, 2001, the National Association of Securities Dealers, Inc. approved Shoreline Pacific, LLC's membership. Shoreline Pacific, LLC will be providing financing and financial advisory services to public companies. Shoreline Pacific, LLC will not hold customer funds or safekeep customer securities.

   Basis of accounting - The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition - Shoreline Pacific, LLC's revenues are recognized when earned.

   Expense Recognition - Shoreline Pacific, LLC's expenses are charged to expense as incurred.

   Income Taxes - Shoreline Pacific, LLC is treated as a partnership for federal and state income tax purposes. Consequently, no provision has been made for federal or state income taxes, since these taxes are the responsibility of the member.

2. **Related Party Transactions**

   In accordance with an expense sharing agreement between Shoreline Pacific, LLC and Shoreline Pacific Equity Ltd., Shoreline Pacific, LLC incurred an expense for overhead payments of $1,117,448 and $600,000 for the years ended December 31, 2002 and 2001. This agreement expires on March 29, 2004.

3. **Net Capital Requirements**

   Shoreline Pacific, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, Shoreline Pacific, LLC had net capital of $20,400 and $23,249. Net capital is $15,400 and $18,249 in excess of its required net capital of $5,000. At December 31, 2002 and 2001, Shoreline Pacific, LLC's ratio of aggregated indebtedness to net capital was 0.45 to 1 and 0.00 to 1.

4. **Major Customers**

   For the year ended December 31, 2002, approximately 82% of fees were from one customer.

Supplementary Information

 

Rowbotham
& COMPANY LLP

ACCOUNTANTS &
CONSULTANTS

SAN FRANCISCO
PALO ALTO

Report of Independent Auditors on Supplementary Information

To the Member:

We have audited the accompany financial statements of Shoreline Pacific, LLC as of and for the year ended December 31, 2002, and have issued our report thereon dated February 14, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following page has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
February 14, 2003

9

400 MONTGOMERY STREET, SUITE 600, SAN FRANCISCO, CA 94104 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2465 EAST BAYSHORE ROAD, SUITE 302, PALO ALTO, CA 94303 TEL (650) 798 - 2402 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM   E-MAIL - CONSULT@ROWBOTHAM.COM
Member; AICPA, SEC Practice Section and IA International; a worldwide network of accounting and consulting firms

SHORELINE PACIFIC, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

Net Capital

Total member's equity from statement of financial condition	$20,693
Deduct member's equity not allowed for net capital	---
Total member's equity qualified for net capital	20,693
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	---
Other (deductions) or allowable credits	---
Total capital and allowable subordinated liabilities	20,693
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	(293)
Secured demand note deficiency	---
Commodity futures contracts and spot commodities – proprietary capital charges	---
Other deductions and/or charges	---
Other additions and/or credits	---
Net capital before haircuts on securities position	20,400
Haircuts on securities:	
Contractual securities commitments	---
Subordinated securities borrowings	---
Trading and investment securities	---
Undue concentration	---
Other	---
Net capital	$20,400
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$ 607
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 5,000
Excess net capital	$15,400
Excess capital at 1000%	$19,490

Aggregate Indebtedness

Total liabilities from statement of financial conditions	$ 9,105
Less non-aggregate indebtedness	---
Total aggregated indebtedness	$ 9,105
Ratio: Aggregated indebtedness to net capital	0.45 to 1

10

SHORELINE PACIFIC, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

Shoreline Pacific, LLC has no reserve requirements as of December 31, 2002, under Rule 15c3-3.

SHORELINE PACIFIC, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2002

Shoreline Pacific, LLC is in compliance with provisions of Rule 15c3-3(b), 15c3-3(c), and 15c3-3(d) at December 31, 2002.

SHORELINE PASIFIC, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2002

Reconciliation of differences between Computation of Net Capital as filed by Shoreline Pacific, LLC in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by Shoreline Pacific, LLC in Part IIA	$27,200
Differences:	
Audit adjustment to correct provision for income taxes	(6,800)
Net capital as reported in the financial statements	$20,400

Rowbotham
& COMPANY LLP



ACCOUNTANTS &
CONSULTANTS

SAN FRANCISCO
PALO ALTO

Report of Independent Auditors on Internal Control

To the Member:

In planning and performing our audit of the financial statements and supplementary schedules of Shoreline Pacific, LLC, for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Shoreline Pacific, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Shoreline Pacific, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

14

400 MONTGOMERY STREET, SUITE 600, SAN FRANCISCO, CA 94104 TEL (415) 433 - 1177 FAX (415) 433 - 1653
2465 EAST BAYSHORE ROAD, SUITE 302, PALO ALTO, CA 94303 TEL (650) 798 - 2402 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM   E-MAIL - CONSULT@ROWBOTHAM.COM
Member: AICPA, SEC Practice Section and IA International; a worldwide network of accounting and consulting firms

The Member
Page 2

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Shoreline Pacific, LLC's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 14, 2003

15

Rowbotham

& COMPANY LLP

OATH OR AFFIRMATION

I, ___Harlan P. Kleiman_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Shoreline Pacific, LLC_____ , as of ___December 31_____ , 20_02_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___NONE_____

_____

_____

Subscribed and Sworn
_2·24·03_

_____
Notary Public

_____
Signature

___Member___
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).